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                              September 7, 2023

       Peter Cohen-Millstein
       Partner
       Hogan Lovells US LLP
       390 Madison Avenue
       New York, NY 10017

                                                        Re: Zynerba
Pharmaceuticals, Inc.
                                                            SC TO-T filed
August 28, 2023
                                                            Filed by Harmony
Biosciences Holdings, Inc.
                                                            File No. 005-88971

       Dear Peter Cohen-Millstein:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule TO-T filed August 28, 2023

       General

   1. In the Offer to Purchase, please disclose - as was done in the August 14 press release - the per Share value of the
various potential CVR payments, as well as the aggregate figure.
   2. On pages 3 and 48, please clarify, if true, that Milestones 3 and 4, unlike the other
                                                        Milestones, have no
separate deadline by which achievement is necessary, other than the general termination
date of December 31, 2040.
   3. We note the copy of the Merger Agreement incorporated by reference to Exhibit 2.1 to the
                                                        Current Report on Form
8-K (File No. 001-37526) filed on August 14, 2023. Such copy, though labeled as the
"Execution Version" and including signatures on the signature page, includes the
following disclaimer on the cover page: "NO AGREEMENT, ORAL
                                                        OR WRITTEN, REGARDING
OR RELATING TO ANY OF THE MATTERS
                                                        COVERED BY THIS
DOCUMENT HAS BEEN ENTERED INTO BETWEEN THE
 Peter Cohen-Millstein
Hogan Lovells US LLP
September 7, 2023
Page 2
         PARTIES. THIS DOCUMENT IS INTENDED SOLELY TO FACILITATE
         DISCUSSIONS AMONG THE PARTIES IDENTIFIED HEREIN. IT IS NOT
         INTENDED TO CREATE, AND WILL NOT BE DEEMED TO CREATE, A LEGALLY BINDING OR ENFORCEABLE OFFER OR AGREEMENT OF ANY TYPE OR
         NATURE BY THE COMPANY." Please file a copy of the actual, executed
Merger
         Agreement, or advise.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to David Plattner, Special Counsel, at 202-551-8094.



FirstName LastNamePeter Cohen-Millstein                      Sincerely,
Comapany NameHogan Lovells US LLP
                                                             Division of
Corporation Finance
September 7, 2023 Page 2                                     Office of Mergers
and Acquisitions
FirstName LastName